Exhibit 99.1

Baozun Strengthens Leadership Team

SHANGHAI, China, April 19, 2024 -- Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun,” the “Company” or the “Group”), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced the appointment of Ms. Catherine Zhu as Chief Financial Officer, effective immediately. Mr. Arthur Yu, who has served as the Company’s Chief Financial Officer since 2020 and President of Baozun E-commerce (“BEC”) at its initiation last year, will retain and focus on his role as President of BEC.

Mr. Vincent Qiu, the Founder, Chairman and Chief Executive Officer of Baozun, commented, “We are delighted to welcome Catherine to our senior management team. Catherine’s proven track record in financial management, along with her four-year experience at Baozun, has provided her with a good understanding of our business dynamics and company culture. We extend our gratitude to Arthur for his exceptional dedication in carrying dual roles over the past year, and we are excited that he can now focus his efforts on leading a stronger BEC. With strengthened leadership and greater business diversification, we are confident with our execution and roadmap.”

Mr. Arthur Yu, President of Baozun e-Commerce, stated, “I’m pleased to welcome Catherine to her role as CFO. It has been a great pleasure working with Catherine over the last four years and witnessing her advancement in her career at Baozun. With this smooth transition of the CFO position to a capable successor, I can now direct my focus towards leading BEC through our next phase of growth.”

Ms. Catherine Zhu is a seasoned finance executive with extensive experience in leading finance operations across diverse industries. She joined Baozun in 2020 as Director of Finance, held a number of positions with us thereafter and currently serves as Vice President of Finance. Before joining Baozun, Catherine held key roles in various organizations from 2013 to 2020, including IBR Ltd, Cue & Co., Xperience Communications (Shanghai) Co., Ltd., Porsche Centre Shanghai Waigaoqiao Limited and Lend Lease Project Management & Construction (Shanghai) Co Ltd. She started her career at KPMG Shanghai as an Audit Manager from 2005 to 2013. Catherine holds a bachelor’s degree in Business Administration from Shanghai International Studies University and is certified by the Chinese Institute of Certified Public Accountants (CICPA) and holds a Certified Internal Auditor (CIA) certificate.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. It serves more than 450 brands from various industries and sectors around the world, including East and Southeast Asia, Europe and North America.

Baozun Inc. comprises three major business lines -- Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.
Ms. Wendy Sun
Email: ir@baozun.com